RIO NARCEA GOLD MINES, LTD

Avda. del Llaniello, 13-Bajo • 33860 Salas (Asturias), Spain
Tel: (34) 98 583 15 00 • Fax: (34) 98 583 21 59
Email: gold@rionarcea.com • Web: www.rionarcea.com



NEWS RELEASE

January 31, 2003   Trading Symbol: TSX: RNG

RIO NARCEA PREPAYS A PORTION OF DEUTSCHE BANK DEBT FACILITY AND FREES UP CASH FLOW

Toronto – Rio Narcea Gold Mines, Ltd. is pleased to announce that its wholly-owned subsidiary Rio Narcea Gold Mines, S.A., the borrower under a credit agreement (the "Credit Agreement") dated as of October 26, 2002 with Deutsche Bank S.A.E. and Deutsche Bank AG London (collectively, "Deutsche Bank"), has prepaid a portion of debt outstanding under such facility in the aggregate amount of US$3.6 million. This prepayment comprises 100% of an installment due in April 2003 under the Credit Agreement (US$2.4 million) and 50% of an installment due in October 2003 under the Credit Agreement (US$1.2 million). Draw downs under the Credit Agreement were used by Rio Narcea to finance its El Valle and Carlés gold operations.

In consideration of the early prepayments under the Credit Agreement, Deutsche Bank has agreed to allow Rio Narcea to use cash flow from its El Valle and Carlés gold operations, up to and including October 31, 2003, to finance the development of Rio Narcea's Aguablanca nickel-copper-PGM deposit as well as its other gold and nickel projects, being the Corcoesto project, the Outokumpu joint venture and the Ossa Morena project.

Alberto Lavandeira, President and CEO of Rio Narcea said, "We are very satisfied with the agreement we reached with Deutsche Bank. This demonstrates the strength of our relationship with Deutsche Bank and their confidence in our continued cash flow from the El Valle and Carlés operations."

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company is producing gold at its 100%-owned El Valle and Carlés mines, proceeding with a feasibility study at its Corcoesto gold project and advancing the development of its Aguablanca nickel-copper-PGM deposit.

For further information contact:

Alberto Lavandeira	Laurie Gaborit
President and CEO	Manager, Investor Relations
Tel: (34) 98 583 1500	Tel: (416) 686 0386
Fax: (34) 98 583 2159	Fax: (416) 686 6326

gold@rionarcea.com
www.rionarcea.com

Forward Looking Statements
Some statements in this press release contain forward looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.